3/21/2014
KW

14049388

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17359

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 AND ENDING 12/31/2013
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stonegate Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8201 Preston Road
(No. and Street)

Dallas TX 75225
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Griffith 214-987-4121
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McBee & Co.
(Name – *if individual, state last, first, middle name*)

718 Paulus Avenue Dallas TX 75214
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2014
REGISTRATIONS BRANCH
13

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW
3/25/2014

STONEGATE SECURITIES, INC.

TABLE OF CONTENTS

DECEMBER 31, 2013 AND 2012

McBee & Co.
A Professional Corporation
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Stonegate Securities, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Stonegate Securities, Inc. (a Texas corporation), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of income and changes in retained earnings, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stonegate Securities, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I, Computations of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2013 and 2012 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I, Computations of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2013 and 2012 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I, Computations of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2013 and 2012 is fairly stated in all material respects in relation to the financial statements as a whole.

February 19, 2014

McBee & Co.

McBee & Co. • 718 Paulus Avenue • Dallas, Texas 75214

STONEGATE SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS		
Cash and Cash Equivalents	$ 162,523	$ 129,878
Accounts Receivable:		
Trade	182,508	168,333
Parent	189,163	178,067
Prepaid Rent and Licenses	18,863	6,393
Marketable Securities (Notes 7 and 9)	37,110	10,628
Operating Lease Security Deposit	9,295	
TOTAL	$ 599,462	$ 493,299
LIABILITIES AND SHAREHOLDER'S EQUITY		
Accounts Payable:		
Trade	$ 10,827	$ 9,547
Others		31,127
Deferred Rent	42,602	1,117
Accrued Liabilities	5,800	5,800
Total	59,229	47,591
Commitments and Contingencies (Notes 6 and 8)		
Shareholder's Equity		
Common Stock, $1 Par Value, 1,000 Shares Issued and Outstanding	1,000	1,000
Additional Paid-in-Capital	363,500	363,500
Retained Earnings	175,733	81,208
Total	540,233	445,708
TOTAL	$ 599,462	$ 493,299

See Notes to Financial Statements

STONEGATE SECURITIES, INC.

STATEMENTS OF INCOME AND CHANGES IN RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
REVENUE		
Retainers	$ 1,951,009	$ 1,586,261
Private Placement	312,040	21,868
Investment Banking		46,930
Commissions	9,653	20,512
Marketable Securities (Notes 7 and 9)		
Realized Gain / (Loss)	6,540	(14,700)
Unrealized Loss	(17,843)	(16,786)
Total	2,261,399	1,644,085
EXPENSES		
Employee Compensation and Benefits	874,778	647,560
Communications and Development	245,189	135,793
Brokerage and Clearance	16,558	12,868
Occupancy, Operating and Overhead (Note 10)	1,020,811	750,540
Total	2,157,336	1,546,761
INCOME BEFORE PROVISION FOR STATE TAX	104,063	97,324
PROVISION FOR STATE TAX (Note 2)	9,538	16,227
NET INCOME	94,525	81,097
RETAINED EARNINGS		
Beginning of Year	81,208	111
End of Year	$ 175,733	$ 81,208

See Notes to Financial Statements

STONEGATE SECURITIES, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	**$ 94,525**	$ 81,097
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:		
Retainer fees	**(68,325)**	(66,195)
(Gain) / Loss on sale of marketable securities	**(6,540)**	14,700
Unrealized loss on marketable securities	**17,843**	16,786
Change in operating assets and liabilities decrease (increase):		
Accounts receivable	**(25,271)**	(55,983)
Prepaid rent and licenses	**(3,585)**	1,904
Other assets	**(18,179)**	
Accounts payable	**(29,847)**	33,002
Accrued liabilities		5,800
Total adjustments	**(133,904)**	(49,986)
Net Cash Provided (Used) by Operating Activities	**(39,379)**	31,111
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from Sales of Marketable Securities	**30,540**	24,081
Net Cash Provided by Investing Activities	**30,540**	24,081
CASH FLOWS FROM FINANCING ACTIVITIES		
Deferred Rent	**41,484**	(4,470)
Net Cash Used by Financing Activities	**41,484**	(4,470)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**32,645**	50,722
Beginning of Year	**129,878**	79,156
End of Year	**$ 162,523**	$ 129,878
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING ACTIVITIES		
Marketable Securities Provided as Retainer Fees	**$ (68,325)**	$ (66,195)
Unrealized Loss on Marketable Securities	**$ 17,843**	$ 16,786
SUPPLEMENTAL CASH FLOW DISCLOSURES		
State Income Taxes Paid	**$ 16,227**	$ 6,500

See Notes to Financial Statements

1. ORGANIZATION AND NATURE OF BUSINESS

Stonegate Securities, Inc. (the "Company') was incorporated in Texas, in 1972. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Dallas, Texas. The Company is a wholly-owned subsidiary of Griffith Shelmire Partners, Inc. (the "Parent"). The Company's main source of revenue is providing investment banking services to public companies throughout the United States. As an introducing broker-dealer, the Company does not hold customer funds or securities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, agency transactions, investment advisory, and institutional private placement of securities throughout the United States.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable Securities

Management classifies all investments as available-for-sale. Available-for-sale securities are carried at fair value with the unrealized gains or losses included as a component of income. See Note 9 for information relating to the determination of fair value. Realized gains and losses on available-for-sale securities are included in income. The cost of securities matured or sold is based on the specific identification method.

Investment Banking Revenue

Investment banking revenue includes fees from raising capital and moving large blocks of stock for small-cap companies. The Company is engaged by clients to solicit institutional investors and manage the related processes of the transactions. Capital raising revenue and block transaction revenue are earned upon the successful closing of a transaction.

Retainer Fees

Retainer fees include investor relations services provided to publicly listed companies. The Company is retained by the clients to raise institutional investor awareness.

Receivables and Credit Policy

Accounts receivable are stated at the amounts management expects to collect. The carrying amounts of accounts receivable are reduced by a valuation allowance, if needed, that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances and, based on an assessment of current creditworthiness, estimates the portion of, if any, of the balance that will not be collected. Management provides for probable uncollectable amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the respective receivable account. In Management's opinion, any potential allowance for uncollectable accounts would not be material to the Financial Statements as of the end of December 31, 2013 or 2012.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Tax

The Company files a consolidated federal and state income tax return with the Parent. Any resulting Federal and state provision or benefit for income taxes is recorded as receivable from or payable to the Parent and represents the applicable share allocated to the Company. The Federal income tax rate is approximately 35 percent. The Company has recorded provisions for estimated Texas margin taxes totaling

$5,800 and $5,800 for the years ended December 31, 2013 and 2012, respectively, which are included in the accrued liabilities on the accompanying statements of financial condition.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2012 and 2011, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

As of December 31 2013, the years ending December 31, 2010, 2011, 2012 and 2013 remain subject to examination by major tax jurisdictions.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013 and 2012, the Company had net capital of $118,383 and $82,284, which were $113,383 and $77,284 in excess of its required net capital of $5,000, respectively. The Company's net capital ratio was 0.5 to 1 and 0.6 to 1 at December 31, 2013 and 2012, respectively.

4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the years ended December 31, 2013 and 2012, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

5. CONCENTRATION OF CREDIT RISK

The Company is engaged in brokerage activities in which it acts as an agent connecting small-cap companies with institutional investors. In the event a transaction closes and the small cap company does not fulfill its obligations to pay the contractual fee, the Company may be exposed to risk.

The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash and accounts receivable. The Company places its cash with two high credit quality institutions. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash. Collateral is not required for credit extended to the Company's customers. Major customers are defined as those comprising more than 10% of the company's annual revenue or outstanding accounts receivable balance at the end of the year. At December 31, 2013, the Company had one customer representing approximately 18% of total revenue and none for 2012.

6. LEASE COMMITMENTS

The Company leases office space under a non-cancelable lease. Rental expense approximated $77,200 and $74,600 for 2013 and 2012, respectively. The terms of the lease generally require the Company to provide liability insurance and cover certain general operating expenses with provision for escalations and pay for parking. The aggregate future minimum rental obligations at December 31, 2013 are noted below:

December 31,	Amount
2014	$ 106,608
2015	107,602
2016	109,076
2017	110,550
2018 and thereafter	224,024
Total	**$ 702,304**

7. MARKETABLE SECURITIES

Investments in marketable debt and equity securities at December 31, 2013 and 2012 are as follows:

	Cost	Gross Unrealized Gain	Gross Unrealized Losses	Estimated Fair Value
December 31, 2013				
Available for Sale				
Corporate Stocks	$ 44,325	$ 22,931	$ (34,554)	$ 32,702
Corporate Stock Warrants	$ 27,413	$ 12,021	$ (35,026)	$ 4,408
Total	**$ 71,738**	**$ 34,952**	**$ (69,580)**	**$ 37,110**

December 31, 2012	Cost	Gross Unrealized Gain	Gross Unrealized Losses	Estimated Fair Value
Available for Sale				
Corporate Stock Warrants	$ 27,413	$ 1,105	$ (17,890)	$ 10,628
Total	**$ 27,413**	**$ 1,105**	**$ (17,890)**	**$ 10,628**

The changes in net unrealized holding losses on securities available for sale in the amounts of $17,843 and $16,786 have been charged to income for the years ended December 31, 2013 and 2012, respectively.

Proceeds from the sale of available for sale securities during 2013 and 2012 were $30,540 and $24,081, respectively. Gross gains of $9,060 and $0, and gross losses of $2,520 and $14,700 were realized on sales of available for sale securities during 2013 and 2012, respectively.

8. CONTINGENCIES

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

9. FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) 820, *Fair Value Measurements and Disclosures*, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable input (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2012.

Cash and Cash Equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Accounts Receivable and Accounts Payable: The carrying amounts of accounts receivable and accounts payable in the balance sheet approximate fair value.

Common Stocks: Valued at the closing price reported on the active market on which the underlying individual securities are traded.

Common Stock Warrants: Valued at the closing price reported on the active market on which the underlying individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Company's fair value measurements as of December 31, 2013 and 2012:

	Assets at Fair Value as of December 31, 2013			
	Level 1	**Level 2**	**Level 3**	**Total**
Available for Sale:				
Corporate Stocks	$ 32,702	-	-	$ 32,702
Corporate Stock Warrants	4,408	-	-	4,408
Total Assets at Fair Value	$ 37,110	-	-	$ 37,110

	Assets at Fair Value as of December 31, 2012			
	Level 1	**Level 2**	**Level 3**	**Total**
Available for Sale:				
Corporate Stock Warrants	$ 10,628	-	-	$ 10,628
Total Assets at Fair Value	$ 10,628	-	-	$ 10,628

10. RELATED PARTY TRANSACTIONS

The Parent provides equipment and general and administrative services to the Company. In return, the Company pays the Parent a discretionary management fee. For the years ended December 31, 2013 and 2012, the Company paid management fees to the Parent of approximately $680,800 and $429,500, respectively, which are reflected as occupancy, operating and overhead expenses in the accompanying statement of operations and changes in retained earnings. The existence of this association creates operating results and a financial position significantly different than if the companies were autonomous.

11. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company operates under the provisions of Paragraph (k) (2) (i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k) (2) (i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and the disclosure of Information Relating to Possession or Control Requirements are not required.

During the years ended December 31, 2013 and 2012, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph(k)(2)(i) of Rule 15c3-3.

12. SUBSEQUENT EVENTS

Upon evaluation, the Company notes that there were no material subsequent events between the date of the financial statements and the date that the financial statements were issued or available to be issued.

SUPPLEMENTARY INFORMATION

STONEGATE SECURITIES, INC.

SCHEDULE I
COMPUTATIONS OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
NET CAPITAL		
Total Shareholder's Equity Qualified for Net Capital	**$ 540,233**	$ 445,708
Less Non-allowable Assets	**419,187**	363,421
Net Capital before Haircuts	**121,046**	82,287
Haircuts on Securities		
Other Securities		3
Undue Concentrations	**2,663**	
Net Capital	**$ 118,383**	$ 82,284
AGGREGATE INDEBTEDNESS	**$ 59,229**	$ 47,591
NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	**$ 5,000**	$ 5,000
Excess Net Capital	**$ 113,383**	$ 77,284
Excess Net Capital at 1000%	**$ 112,383**	$ 76,284
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.5 TO 1**	0.6 TO 1

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2013 and 2012 and the corresponding unaudited filing of part IIA of the FOCUS Report/form X-17A-5 filed by Stonegate Securities, Inc.

ADDITIONAL REPORTS AND RELATED INFORMATION

McBee & Co.
A Professional Corporation
Certified Public Accountants

STONEGATE SECURITIES, INC.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF

DECEMBER 31, 2013

AND FOR THE YEAR THEN ENDED

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

McBee & Co.
A Professional Corporation
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

Stonegate Securities, Inc.

In planning and performing our audit of the financial statements of Stonegate Securities, Inc.(the "Company"), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for

safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be used by anyone other than these specified parties.

McBee & Co.

February 19, 2014

McBee & Co.
A Professional Corporation
Certified Public Accountants

STONEGATE SECURITIES, INC.

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

FOR THE YEAR ENDED

DECEMBER 31, 2013

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

McBee & Co.

A Professional Corporation
Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Stonegate Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation [Form SIPC-7]) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Stonegate Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. (FINRA), and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records, including the accounting system entry and independent bank statement noting no differences;

2. Compared the amounts reported on the audited X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustment noting no differences; and

5. Compared the amount of any over-payment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting note differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McBee & Co.

February 19, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2013

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

017359 FINRA DEC
STONEGATE SECURITIES,INC. 20*20
8201 PRESTON ROAD, SUITE 325
DALLAS, TX 752225

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form

Scott Griffith (214) 987-4121

2.	A. General Assessment [item 2e from page 2 (not less than $150 minimum)]	$ 5,653
	B. Less payment made with SIPC-6 filed (exclude interest) 7/30/2013 (Date Paid)	(2,593)
	C. Less prior overpayment applied	-
	D. Assessment balance due or (overpayment)	3,060
	E. Interest computed on late payment (see instruction E) for______days at 20% per annum	
	F. Total assessment balance and interest due (or overpayment carried forward)	
	G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 3,060
	H. Overpayment carried forward	$ -

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct complete.

STONEGATE SECURITIES, INC.
(Name of Corporation, Partner or other organization)

(Authorized Signature

President
(Title)

Dated the ________ day of February 2014

This form and the assessment payment is due 60 days after the end of the fiscal year. retain the working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of Exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.		Amounts for the fiscal period Beginning January 1, 2013 and ending December 31, 2013 **Elimate cents**
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,261,399
2b.	Additions	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
	(2) Net loss from principal transactions in securities in trading accounts.	
	(3) Net loss from principal transactions in commodities in trading accounts.	
	(4) Interest and dividend expense deducted in determining item 2a.	
	(5) Net loss from management of or participation in the underwriting or distribution of securities.	
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net	
	(7) Net loss from securities in investment accounts.	
	Total Additions	
2c.	Deductions	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit	
	(2) Revenues from commodity transactions.	
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities	
	(4) Reimbursements for postage in connection with proxy solicitation.	
	(5) Net gain from securities in investment accounts.	
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury	
	(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to	
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (See Instruction C):	
	(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	
	(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	
	Enter the greater of line (i) or (ii)	
	Total deductions	
2d.	SIPC Net Operating Revenues	$ 2,261,399
2e.	General Assessment @ .0025	$ 5,653

(to page 1, line 2.A.)